UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 000-30342

JACADA LTD.
(Translation of Registrant’s name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On November 11, 2014, Jacada Ltd. (“Jacada” or the “Company”) held its Annual General Meeting of Shareholders for the 2014 fiscal year (the “2014 Annual Meeting”). All three (3) proposals submitted by Jacada’s Board of Directors (the “Board”) to the Company’s shareholders, which were described at greater length in the proxy statement with respect to the 2014 Annual Meeting (which was annexed as Exhibit 1 to the Company's Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 7, 2014) (the “Proxy Statement”), were approved at the 2014 Annual Meeting, including:

(1)
Re-election of each of Messrs. Gideon Hollander and Yossie Hollander to the Company’s Board of Directors, or the Board, to serve as a Class III director for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of his successor.

(2)	Approval of an extension of, and amendment to, the engagement terms of Mr. Gideon Hollander, our Co-Chief Executive Officer and Chairman of the Board.

(3)
Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2014 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the audit committee of the Board.

The description of each of the above proposals that were approved by the Company’s shareholders, as set forth in the Proxy Statement, is incorporated by reference herein.

.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ Caroline Cronin
Caroline Cronin
Chief Financial Officer

Dated: November 12, 2014